UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 23, 2021

United Bankshares, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	No. 002-86947	55-0641179
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301
(Address of Principal Executive Offices)

(304) 424-8800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.50 per share	UBSI	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.   Results of Operations and Financial Condition

On July 23, 2021 United Bankshares, Inc. (“United”) announced its financial results for the second quarter and first half of 2021. A copy of the press release is attached as Exhibit 99.1 to this report. The press release is being furnished under Item 2.02 of this Form 8-K.

Item 9.01.    Financial Statements and Exhibits

(c) The following exhibits are being furnished herewith:

99.1	Press Release, dated July 23, 2021, issued by United Bankshares, Inc.
99.2	Slide presentation of financial information for the second quarter of 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANKSHARES, INC.

Date: July 23, 2021	By: /s/ W. Mark Tatterson
W. Mark Tatterson, Executive Vice
President and Chief Financial Officer

EXHIBIT 99.1

News Release

For Immediate Release	Contact: W. Mark Tatterson
July 23, 2021	Chief Financial Officer
(800) 445-1347 ext. 8716

United Bankshares, Inc. Announces Earnings

for the Second Quarter and First Half of 2021

WASHINGTON, D.C. and CHARLESTON, WV-- United Bankshares, Inc. (NASDAQ: UBSI) (“United”), today reported earnings for the second quarter and first half of 2021. Earnings for the second quarter of 2021 were $94.8 million, or $0.73 per diluted share, as compared to earnings of $52.7 million, or $0.44 per diluted share, for the second quarter of 2020. Earnings for the first half of 2021 were $201.7 million, or $1.56 per diluted share, as compared to earnings of $92.9 million, or $0.84 per diluted share, for the first half of 2020.

Second quarter 2021 results produced annualized returns on average assets, average equity and average tangible common equity, a non-GAAP measure, of 1.41%, 8.69% and 14.95%, respectively, compared to annualized returns on average assets, average equity and average tangible equity of 0.87%, 5.40% and 9.58%, respectively, for the second quarter of 2020. For the first half of 2021, United’s annualized returns on average assets, average equity and average tangible equity were 1.52%, 9.32% and 16.06%, respectively, compared to annualized returns on average assets, average equity and average tangible equity of 0.85%, 5.16% and 9.28%, respectively, for the first half of 2020.

Earnings for the second quarter and first half of 2021, as compared to the second quarter and first half of 2020, benefited from additional net earnings related to the Carolina Financial Corporation (“Carolina Financial”) acquisition and a lower provision for credit losses primarily due to better performance trends within the loan portfolio and an improved future macroeconomic forecast under the Current Expected Credit Loss (“CECL”) accounting standard. The second quarter and first half of 2020 also included significant merger-related expenses from the Carolina Financial acquisition.

During the second quarter of 2021, United announced that it entered into a definitive merger agreement with Community Bankers Trust Corporation (“Community Bankers Trust”). Under the merger agreement, United will acquire 100% of the outstanding shares of Community Bankers Trust in exchange for common shares of United. The combined organization will be approximately $29 billion in assets with nearly 250 locations in some of the most desirable banking markets in the nation. The merger is expected to close in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of Community Bankers Trust.

“Our earnings continued to be strong in the second quarter of 2021 as we earned net income of $94.8 million, diluted earnings per share of $0.73 and delivered an annualized return on average assets of 1.41%,” stated Richard M. Adams, United’s Chairman of the Board and Chief Executive Officer. “We were also pleased to announce the intent to acquire Community Bankers Trust Corporation during the second quarter, our 33rd acquisition of the current administration as we continue to strengthen United’s position as one of the largest and best performing regional banking companies in the Mid-Atlantic and Southeast.”

United Bankshares, Inc. Announces...

July 23, 2021

Page Two

The results of operations for Carolina Financial are included in the consolidated results of operations from the date of acquisition, May 1, 2020. As a result of the acquisition, the second quarter and first half of 2021 reflected higher average balances, income, and expense as compared to the second quarter and first half of 2020. The second quarter and first half of 2020 included merger-related expenses of $46.4 million and $48.0 million, respectively, associated with the acquisition of Carolina Financial compared to $183 thousand of merger-related expenses incurred in the second quarter and first half of 2021 related to the announced Community Bankers Trust acquisition.

Net Interest Income and Net Interest Margin

Net interest income for the second quarter of 2021 was $186.5 million, which was an increase of $15.9 million, or 9%, from the second quarter of 2020. Tax-equivalent net interest income, a non-GAAP measure which adjusts for the tax-favored status of income from certain loans and investments, for the second quarter of 2021 increased $16.0 million, or 9%, from the second quarter of 2020 to $187.6 million. The increase in net interest income and tax-equivalent net interest income was primarily due to lower interest expense on deposits and borrowings, reflecting a decline in market interest rates, and due to an increase in average earning assets from the Carolina Financial acquisition and Paycheck Protection Program (“PPP”) loans. The net interest spread for the second quarter of 2021 increased 10 basis points from the second quarter of 2020 due to a 43 basis point decrease in the average cost of funds partially offset by a 33 basis point decrease in the average yield on earning assets. Average earning assets for the second quarter of 2021 increased $2.3 billion, or 11%, from the second quarter of 2020 due to a $1.4 billion increase in average short-term investments, a $537.2 million increase in average investment securities, and a $420.0 million increase in average net loans and loans held for sale. Net PPP loan fee income of $9.0 million was recognized in the second quarter of 2021 driven primarily by loan forgiveness, as compared to $4.5 million for the second quarter of 2020. The net interest margin of 3.14% for the second quarter of 2021 was a decrease of 4 basis points from the net interest margin of 3.18% for the second quarter of 2020.

Net interest income for the first six months of 2021 was $377.5 million, which was an increase of $65.4 million, or 21%, from the first six months of 2020. Tax-equivalent net interest income for the first six months of 2021 was $379.6 million, an increase of $65.7 million, or 21%, from the first six months of 2020. The increase in net interest income and tax-equivalent net interest income was primarily due to lower interest expense as well as an increase in average earning assets from the Carolina Financial acquisition and PPP loans. The net interest spread for the first six months of 2021 increased 20 basis points from the first six months of 2020 due to a 67 basis point decrease in the average cost of funds partially offset by a 47 basis point decrease in the average yield on earning assets. Average earning assets for the first six months of 2021 increased $4.3 billion, or 22%, from the first six months of 2020 due to a $2.2 billion increase in average net loans and loans held for sale, a $1.5 billion increase in average short-term investments and a $555.7 million increase in average investment securities. Net PPP loan fee income of $20.3 million was recognized in the first half of 2021 driven primarily by loan forgiveness, as compared to $4.5 million for the first half of 2020. The net interest margin of 3.22% for the first six months of 2021 was a decrease of 2 basis points from the net interest margin of 3.24% for the first six months of 2020.

United Bankshares, Inc. Announces...

July 23, 2021

Page Three

On a linked-quarter basis, net interest income for the second quarter of 2021 decreased $4.4 million, or 2%, from the first quarter of 2021. United’s tax-equivalent net interest income for the second quarter of 2021 also decreased $4.4 million, or 2%, from the first quarter of 2021. The net interest spread for the second quarter of 2021 of 2.98% decreased 16 basis points from the first quarter of 2021 due to a 19 basis point decrease in the average yield on earning assets partially offset by a 3 basis point decrease in the average cost of funds. Net PPP loan fee income for the second quarter of 2021 decreased $2.3 million from the first quarter of 2021. Average earning assets increased approximately $460.3 million, or 2%, from the first quarter of 2021 due mainly to increases in average short-term investments of $616.1 million and average investment securities of $252.0 million partially offset by a decrease in average net loans and loans held for sale of $407.8 million driven primarily by PPP loan forgiveness. The net interest margin of 3.14% for the second quarter of 2021 was a decrease of 16 basis points from the net interest margin of 3.30% for the first quarter of 2021.

Credit Quality

United’s asset quality continues to be sound relative to the current economic environment. At June 30, 2021, nonperforming loans were $102.6 million, or 0.61% of loans & leases, net of unearned income, down from $132.2 million, or 0.75% of loans & leases, net of unearned income, at December 31, 2020. Total nonperforming assets of $121.1 million, including other real estate owned (“OREO”) of $18.5 million at June 30, 2021, represented 0.45% of total assets as compared to nonperforming assets of $154.8 million, including OREO of $22.6 million, or 0.59% of total assets at December 31, 2020.

The provision for credit losses was a net benefit of $8.9 million and $8.7 million for the second quarter and first half of 2021, respectively, while the provision for credit losses was $45.9 million and $73.0 million, respectively, for the second quarter and first half of 2020. The second quarter of 2020 included a provision for loan losses of $29.0 million recorded on purchased non-credit deteriorated (“non-PCD”) loans from Carolina Financial. The decrease in the provision in relation to the prior year quarter and first half of 2020 was also driven by the impact of better performance trends within the loan portfolio and improvements in the reasonable and supportable forecasts of future macroeconomic conditions on the estimate of expected credit losses under CECL. On a linked-quarter basis, the provision for credit losses for the second quarter of 2021 decreased $9.0 million from $143 thousand for the first quarter of 2021.

As of June 30, 2021, the allowance for loan losses was $217.5 million, or 1.29% of loans & leases, net of unearned income, as compared to $235.8 million, or 1.34% of loans & leases, net of unearned income, at December 31, 2020. Net charge-offs were $5.2 million and $4.3 million for the second quarter of 2021 and 2020, respectively. Net charge-offs were $9.8 million and $11.0 million for the first six months of 2021 and 2020, respectively. Annualized net charge-offs as a percentage of average loans & leases, net of unearned income were 0.12% and 0.11% for the second quarter and first half of 2021, respectively, compared to 0.10% and 0.15% for the second quarter and first half of 2020. Net charge-offs were $4.5 million for the first quarter of 2021.

United Bankshares, Inc. Announces...

July 23, 2021

Page Four

Noninterest Income

Noninterest income for the second quarter of 2021 was $62.8 million, which was a decrease of $25.5 million, or 29%, from the second quarter of 2020 primarily driven by a $31.3 million decrease in income from mortgage banking activities due primarily to the mark-to-market impact of a declining interest rate lock commitment pipeline. Partially offsetting the decrease in noninterest income were increases in fees from deposit services of $1.3 million and fees from brokerage services of $1.0 million.

Noninterest income for the first six months of 2021 was $155.4 million, which was an increase of $30.2 million, or 24%, from the first six months of 2020. The increase was driven primarily by $16.5 million increase in income from mortgage banking activities due to an elevated volume of mortgage loan originations and sales in the secondary market as well as the addition of mortgage banking operations from the Carolina Financial acquisition. Mortgage loan servicing income for the first half of 2021 was $4.7 million compared to $1.5 million for the first half of 2020 as a result of the Carolina Financial acquisition. The first half of 2021 also included fees from deposit services of $18.3 million, an increase of $2.3 million from the first half of 2020 and fees from brokerage services of $8.0 million, an increase of $2.4 million from the first half of 2020.

On a linked-quarter basis, noninterest income for the second quarter of 2021 decreased $29.7 million, or 32%, from the first quarter of 2021 primarily due to a decrease of $28.5 million in income from mortgage banking activities due mainly to a lower pipeline valuation and tightening sales margins.

Noninterest Expense

Noninterest expense for the second quarter of 2021 was $139.0 million, a decrease of $10.4 million, or 7%, from the second quarter of 2020, primarily due to a decrease of $9.0 million in data processing expense which included a $9.7 million contract termination penalty incurred in the second quarter of 2020 associated with the Carolina Financial acquisition. Other expenses decreased $3.3 million primarily due to merger-related expenses incurred in the second quarter of 2020 associated with the Carolina Financial acquisition.

Noninterest expense for the first six months of 2021 was $287.9 million, an increase of $37.4 million, or 15%, from the first six months of 2020. Employee compensation increased $27.8 million from the first half of 2020 due to the Carolina Financial acquisition as well as due to higher employee incentives and commissions expense mainly related to higher mortgage banking production. Additionally, noninterest expense increased from the first half of 2020 due to increases of $6.4 million in employee benefits, $4.1 million in mortgage loan servicing expense and impairment, $3.0 million in equipment expense, $2.5 million in OREO expense, $1.7 million in net occupancy expense and $1.1 million in other expenses. Within other expenses, the largest driver of the increase was an increase in the amortization of income tax credits of $1.9 million. The increase in OREO expense was due mainly to declines in the fair value of OREO properties while the increases in employee benefits, mortgage loan servicing expense and impairment, equipment expense and net occupancy expense were mainly from the Carolina Financial acquisition. Partially offsetting the increase in noninterest expense was a decrease in data processing expense, primarily due to the contract termination penalty incurred in the second quarter of 2020.

United Bankshares, Inc. Announces...

July 23, 2021

Page Five

On a linked-quarter basis, noninterest expense for the second quarter of 2021 decreased $10.0 million, or 7%, from the first quarter of 2021 primarily due to decreases of $3.9 million in employee compensation and $3.3 million in OREO expense. Employee compensation declined from the first quarter of 2021 primarily due to a decline in commissions and incentives mainly related to mortgage banking operations recognized in the second quarter of 2021 while the decline in OREO expense was due mainly to fewer declines in the fair value of OREO properties.

Income Tax Expense

For the second quarter and first six months of 2021, income tax expense was $24.5 million and $52.0 million as compared to $11.0 million and $20.9 million, respectively, for the second quarter and first six months of 2020. The increases from the comparative periods last year were primarily due to higher earnings and a higher effective tax rate. On a linked-quarter basis, income tax expense decreased $3.1 million primarily due to lower earnings. United’s effective tax rate was 20.5% for the second quarter of 2021, 17.3% for the second quarter of 2020 and 20.5% for the first quarter of 2021. For the first six months of 2021 and 2020, United’s effective tax rate was 20.5% and 18.4%, respectively.

Regulatory Capital

United continues to be well-capitalized based upon regulatory guidelines. United’s estimated risk-based capital ratio is 15.9% at June 30, 2021 while estimated Common Equity Tier 1 capital, Tier 1 capital and leverage ratios are 13.7%, 13.7% and 10.3%, respectively. The June 30, 2021 ratios reflect United’s election of a five-year transition provision, allowed by the Federal Reserve Board and other federal banking agencies in response to the COVID-19 pandemic, to delay for two years the full impact of CECL on regulatory capital, followed by a three-year transition period. The regulatory requirements for a well-capitalized financial institution are a risk-based capital ratio of 10.0%, a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8.0% and a leverage ratio of 5.0%.

About United Bankshares, Inc.

As of June 30, 2021, United had consolidated assets of approximately $27.2 billion. United is the parent company of United Bank which has 223 offices in Virginia, Maryland, Washington, D.C., North Carolina, South Carolina, Georgia, Pennsylvania, West Virginia, and Ohio. United’s stock is traded on the NASDAQ Global Select Market under the quotation symbol “UBSI”.

United Bankshares, Inc. Announces...

July 23, 2021

Page Six

Cautionary Statements

The Company is required under generally accepted accounting principles to evaluate subsequent events through the filing of its June 30, 2021 consolidated financial statements on Form 10-Q. As a result, the Company will continue to evaluate the impact of any subsequent events on critical accounting assumptions and estimates made as of June 30, 2021 and will adjust amounts preliminarily reported, if necessary.

Use of non-GAAP Financial Measures

This press release contains certain financial measures that are not recognized under U.S. generally accepted accounting principles (“GAAP”). Generally, United has presented these “non-GAAP” financial measures because it believes that these measures provide meaningful additional information to assist in the evaluation of United’s results of operations or financial position. Presentation of these non-GAAP financial measures is consistent with how United’s management evaluates its performance internally and these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the banking industry.

Specifically, this press release contains certain references to financial measures identified as tax-equivalent (FTE) net interest income, tangible equity, return on tangible equity and tangible book value per share. Management believes these non-GAAP financial measures to be helpful in understanding United’s results of operations or financial position.

Net interest income is presented in this press release on a tax-equivalent basis. The tax-equivalent basis adjusts for the tax-favored status of income from certain loans and investments. Although this is a non-GAAP measure, United’s management believes this measure is more widely used within the financial services industry and provides better comparability of net interest income arising from taxable and tax-exempt sources. United uses this measure to monitor net interest income performance and to manage its balance sheet composition. The tax-equivalent adjustment combines amounts of interest income on federally nontaxable loans and investment securities using the statutory federal income tax rate of 21%.

Tangible common equity is calculated as GAAP total shareholders’ equity minus total intangible assets. Tangible common equity can thus be considered the most conservative valuation of the company. Tangible common equity is also presented on a per common share basis and considering net income, a return on average tangible equity. Management provides these amounts to facilitate the understanding of as well as to assess the quality and composition of United’s capital structure. By removing the effect of intangible assets that result from merger and acquisition activity, the “permanent” items of common equity are presented. These measures, along with others, are used by management to analyze capital adequacy and performance.

Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as reconciliation to that comparable GAAP financial measure can be found in the attached financial information tables to this press release. Investors should recognize that United’s presentation of these non-GAAP financial measures might not be comparable to similarly titled measures at other companies. These non-GAAP financial measures should not be considered a substitute for GAAP basis measures and United strongly encourages a review of its condensed consolidated financial statements in their entirety.

Forward-Looking Statements

In this report, we have made various statements regarding current expectations or forecasts of future events, which speak only as of the date the statements are made. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are also made from time-to-time in press releases and in oral statements made by the officers of the Company. Forward-looking statements can be identified by the use of the words “expect,” “may,” “could,” “intend,” “project,” “estimate,” “believe,” “anticipate,” and other words of similar meaning. Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these “forward-looking statements.” The following factors, among others, could cause the actual results of United’s operations to differ materially from its expectations: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic, on United, its colleagues, the communities United serves, and the domestic and global economy; uncertainty in U.S .fiscal and monetary policies, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets, reform of LIBOR; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those involving the OCC, Federal Reserve, FDIC, and CFPB; the effect of changes in the level of checking or savings account deposits on United’s funding costs and net interest margin; future provisions for credit losses on loans and debt securities; changes in nonperforming assets; risks relating to the merger with Community Bankers Trust, including the successful integration of operations of Community Bankers Trust; competition; and changes in legislation or regulatory requirements. For more information about factors that could cause actual results to differ materially from United’s expectations, refer to its reports filed with the Securities and Exchange Commission, including the discussion under “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission and available on its website at www.sec.gov. Further, any forward-looking statement speaks only as of the date on which it is made, and United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised to consult further disclosures United may make on related subjects in our filings with the SEC.

UNITED BANKSHARES, INC. AND SUBSIDIARIES Washington, D.C. and Charleston, WV Stock Symbol: UBSI (In Thousands Except for Per Share Data)
	Three Months Ended		Six Months Ended
EARNINGS SUMMARY:	June 2021	June 2020	June 2021	June 2020
Interest income	$200,186	$198,717	$405,843	$379,199
Interest expense	13,669	28,115	28,366	67,079

Net interest income	186,517	170,602	377,477	312,120
Provision for credit losses	(8,879)	45,911	(8,736)	73,030
Noninterest income	62,846	88,390	155,419	125,196
Noninterest expense	138,951	149,374	287,878	250,507

Income before income taxes	119,291	63,707	253,754	113,779
Income taxes	24,455	11,021	52,020	20,910

Net income	$94,836	$52,686	$201,734	$92,869

PER COMMON SHARE:
Net income:
Basic	$0.73	$0.44	$1.56	$0.84
Diluted	0.73	0.44	1.56	0.84
Cash dividends	$0.35	$0.35	0.70	0.70
Book value			34.01	32.35
Closing market price			$36.50	$27.66
Common shares outstanding:
Actual at period end, net of treasury shares			129,203,593	129,755,395
Weighted average-basic	128,750,851	119,823,652	128,693,616	110,559,363
Weighted average-diluted	129,033,988	119,887,823	128,946,280	110,624,976

FINANCIAL RATIOS:
Return on average assets	1.41%	0.87%	1.52%	0.85%
Return on average shareholders’ equity	8.69%	5.40%	9.32%	5.16%
Return on average tangible equity (non-GAAP)(1)	14.95%	9.58%	16.06%	9.28%
Average equity to average assets	16.21%	16.07%	16.31%	16.47%
Net interest margin	3.14%	3.18%	3.22%	3.24%

PERIOD END BALANCES:	June 30 2021	June 30 2020	December 31 2020	March 31 2021
Assets	$27,190,926	$26,234,973	$26,184,247	$27,030,755
Earning assets	24,129,532	23,253,983	23,172,403	24,023,292
Loans & leases, net of unearned income	16,888,001	17,992,402	17,591,413	17,365,891
Loans held for sale	576,827	625,984	718,937	808,134
Investment securities	3,511,501	3,062,198	3,186,184	3,402,922
Total deposits	21,567,391	19,893,843	20,585,160	21,396,474
Shareholders’ equity	4,393,713	4,197,855	4,297,620	4,332,698

Note: (1) See information under the “Selected Financial Ratios” table for a reconciliation of non-GAAP measure.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

Consolidated Statements of Income
	Three Months Ended			Six Months Ended
	June 2021	June 2020	March 2021	June 2021	June 2020
Interest & Loan Fees Income (GAAP)	$200,186	$198,717	$205,657	$405,843	$379,199
Tax equivalent adjustment	1,075	1,018	1,047	2,122	1,800

Interest & Fees Income (FTE) (non-GAAP)	201,261	199,735	206,704	407,965	380,999
Interest Expense	13,669	28,115	14,697	28,366	67,079

Net Interest Income (FTE) (non-GAAP)	187,592	171,620	192,007	379,599	313,920
Provision for Credit Losses	(8,879)	45,911	143	(8,736)	73,030
Noninterest Income:
Fees from trust services	4,193	3,261	3,763	7,956	6,744
Fees from brokerage services	3,654	2,651	4,323	7,977	5,567
Fees from deposit services	9,396	8,055	8,896	18,292	16,012
Bankcard fees and merchant discounts	1,368	718	1,064	2,432	1,711
Other charges, commissions, and fees	775	610	759	1,534	1,128
Income from bank-owned life insurance	1,658	1,291	1,403	3,061	3,679
Income from mortgage banking activities	36,943	68,213	65,395	102,338	85,844
Mortgage loan servicing income	2,386	1,534	2,355	4,741	1,534
Net gains on investment securities	24	1,510	2,609	2,633	1,706
Other noninterest income	2,449	547	2,006	4,455	1,271

Total Noninterest Income	62,846	88,390	92,573	155,419	125,196

Noninterest Expense:
Employee compensation	68,557	68,664	72,412	140,969	113,205
Employee benefits	14,470	12,779	15,450	29,920	23,565
Net occupancy	10,101	10,318	10,941	21,042	19,380
Data processing	6,956	15,926	7,026	13,982	21,432
Amortization of intangibles	1,467	1,646	1,466	2,933	3,223
OREO expense	372	607	3,625	3,997	1,513
Equipment expense	5,830	5,004	6,044	11,874	8,849
FDIC insurance expense	1,800	2,782	2,000	3,800	5,182
Mortgage loan servicing expense and impairment	3,599	2,510	3,177	6,776	2,648
Other expenses	25,799	29,138	26,786	52,585	51,510

Total Noninterest Expense	138,951	149,374	148,927	287,878	250,507

Income Before Income Taxes (FTE) (non-GAAP)	120,366	64,725	135,510	255,876	115,579
Tax equivalent adjustment	1,075	1,018	1,047	2,122	1,800

Income Before Income Taxes (GAAP)	119,291	63,707	134,463	253,754	113,779
Taxes	24,455	11,021	27,565	52,020	20,910

Net Income	$94,836	$52,686	$106,898	$201,734	$92,869

MEMO: Effective Tax Rate	20.50%	17.30%	20.50%	20.50%	18.38%

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

Consolidated Balance Sheets

	June 2021 Q-T-D Average	June 2020 Q-T-D Average	June 30 2021	December 31 2020	June 30 2020

Cash & Cash Equivalents	$3,203,664	$1,803,632	$3,677,396	$2,209,068	$2,062,813

Securities Available for Sale	3,234,581	2,671,202	3,277,074	2,953,359	2,799,941
Less: Allowance for credit losses	0	0	0	0	0

Net available for sale securities	3,234,581	2,671,202	3,277,074	2,953,359	2,799,941
Securities Held to Maturity	1,020	1,235	1,020	1,235	1,235
Less: Allowance for credit losses	(23)	(10)	(31)	(23)	(14)

Net held to maturity securities	997	1,225	989	1,212	1,221
Equity Securities	11,454	8,940	11,507	10,718	9,875
Other Investment Securities	221,093	249,555	221,931	220,895	251,161

Total Securities	3,468,125	2,930,922	3,511,501	3,186,184	3,062,198

Total Cash and Securities	6,671,789	4,734,554	7,188,897	5,395,252	5,125,011

Loans held for sale	618,306	566,381	576,827	718,937	625,984
Commercial Loans & Leases	13,068,138	11,795,853	12,723,654	13,165,497	13,043,554
Mortgage Loans	2,950,453	3,730,995	2,946,352	3,197,274	3,745,085
Consumer Loans	1,224,973	1,259,424	1,251,646	1,259,812	1,243,915

Gross Loans	17,243,564	16,786,272	16,921,652	17,622,583	18,032,554
Unearned income	(36,437)	(7,645)	(33,651)	(31,170)	(40,152)

Loans & Leases, net of unearned income	17,207,127	16,778,627	16,888,001	17,591,413	17,992,402
Allowance for Loan & Leases Losses	(231,422)	(170,947)	(217,545)	(235,830)	(215,121)

Net Loans	16,975,705	16,607,680	16,670,456	17,355,583	17,777,281
Mortgage Servicing Rights	22,385	21,171	22,540	20,955	20,200
Goodwill	1,810,045	1,679,530	1,810,040	1,796,848	1,794,779
Other Intangibles	24,875	29,153	23,990	26,923	31,108
Operating Lease Right-of-Use Asset	68,191	65,115	66,635	69,520	70,655
Other Real Estate Owned	18,740	17,797	18,474	22,595	29,947
Other Assets	795,922	681,219	813,067	777,634	760,008

Total Assets	$27,005,958	$24,402,600	$27,190,926	$26,184,247	$26,234,973

MEMO: Interest-earning Assets	$23,967,740	$21,653,742	$24,129,532	$23,172,403	$23,253,983

Interest-bearing Deposits	$13,219,572	$11,600,243	$13,283,937	$13,179,900	$12,797,269
Noninterest-bearing Deposits	8,227,147	6,412,124	8,283,454	7,405,260	7,096,574

Total Deposits	21,446,719	18,012,367	21,567,391	20,585,160	19,893,843
Short-term Borrowings	136,801	144,866	127,745	142,300	176,168
Long-term Borrowings	814,151	2,070,557	814,022	864,369	1,633,891

Total Borrowings	950,952	2,215,423	941,767	1,006,669	1,810,059
Operating Lease Liability	72,254	68,917	70,546	73,213	74,435
Other Liabilities	157,135	184,604	217,509	221,585	258,781

Total Liabilities	22,627,060	20,481,311	22,797,213	21,886,627	22,037,118

Preferred Equity	0	0	0	0	0
Common Equity	4,378,898	3,921,289	4,393,713	4,297,620	4,197,855

Total Shareholders’ Equity	4,378,898	3,921,289	4,393,713	4,297,620	4,197,855

Total Liabilities & Equity	$27,005,958	$24,402,600	$27,190,926	$26,184,247	$26,234,973

MEMO: Interest-bearing Liabilities	$14,170,524	$13,815,666	$14,225,704	$14,186,569	$14,607,328

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended			Six Months Ended
Quarterly/Year-to-Date Share Data:	June 2021	June 2020	March 2021	June 2021	June 2020
Earnings Per Share:
Basic	$0.73	$0.44	$0.83	$1.56	$0.84
Diluted	$0.73	$0.44	$0.83	$1.56	$0.84
Common Dividend Declared Per Share	$0.35	$0.35	$0.35	$0.70	$0.70
High Common Stock Price	$42.50	$33.12	$41.61	$42.50	$39.07
Low Common Stock Price	$36.19	$21.52	$31.57	$31.57	$19.67

Average Shares Outstanding (Net of Treasury Stock):
Basic	128,750,851	119,823,652	128,635,740	128,693,616	110,559,363
Diluted	129,033,988	119,887,823	128,890,861	128,946,280	110,624,976

Common Dividends	$45,268	$45,416	$45,254	$90,522	$81,020
Dividend Payout Ratio	47.73%	86.20%	42.33%	44.87%	87.24%

EOP Share Data:	June 30 2021	June 30 2020	March 2021
Book Value Per Share	$34.01	$32.35	$33.54
Tangible Book Value Per Share (non-GAAP) (1)	$19.81	$18.28	$19.38
52-week High Common Stock Price	$42.50	$40.70	$41.61
Date	05/18/21	11/05/19	03/18/21
52-week Low Common Stock Price	$20.57	$19.67	$20.57
Date	09/25/20	03/23/20	09/25/20

EOP Shares Outstanding (Net of Treasury Stock):	129,203,593	129,755,395	129,175,800

Memorandum Items:
EOP Employees (full-time equivalent)	3,012	3,039	3,033

Note:
(1) Tangible Book Value Per Share:
Total Shareholders’ Equity (GAAP)	$4,393,713	$4,197,855	$4,332,698
Less: Total Intangibles	(1,834,030)	(1,825,887)	(1,829,495)
Tangible Equity (non-GAAP)	$2,559,683	$2,371,968	$2,503,203
÷ EOP Shares Outstanding (Net of Treasury Stock)	129,203,593	129,755,395	129,175,800
Tangible Book Value Per Share (non-GAAP)	$19.81	$18.28	$19.38

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Washington, D.C. and Charleston, WV

Stock Symbol: UBSI

(In Thousands Except for Per Share Data)

	Three Months Ended					Six Months Ended
	June 2021	June 2020		March 2021		June 2021		June 2020
Selected Yields and Net Interest Margin:
Net Loans and Loans held for sale	4.18%	4.21%		4.26%		4.22%		4.38%
Investment Securities	1.87%	2.44%		1.93%		1.90%		2.56%
Money Market Investments/FFS	0.24%	0.49%		0.34%		0.28%		1.04%
Average Earning Assets Yield	3.37%	3.70%		3.56%		3.46%		3.93%
Interest-bearing Deposits	0.33%	0.67%		0.37%		0.35%		0.90%
Short-term Borrowings	0.54%	0.54%		0.51%		0.52%		0.93%
Long-term Borrowings	1.22%	1.68%		1.23%		1.23%		1.95%
Average Liability Costs	0.39%	0.82%		0.42%		0.40%		1.07%
Net Interest Spread	2.98%	2.88%		3.14%		3.06%		2.86%
Net Interest Margin	3.14%	3.18%		3.30%		3.22%		3.24%

Selected Financial Ratios:
Return on Average Assets	1.41%	0.87%		1.64%		1.52%		0.85%
Return on Average Shareholders’ Equity	8.69%	5.40%		9.97%		9.32%		5.16%
Return on Average Tangible Equity (non-GAAP) (1)	14.95%	9.58%		17.20%		16.06%		9.28%
Efficiency Ratio	55.72%	57.68%		52.53%		54.02%		57.28%

Note:
(1) Return on Average Tangible Equity:
(a) Net Income (GAAP)	$94,836	$52,686		$106,898		$201,734		$92,869
(b) Number of Days	91	91		90		181		182
Average Total Shareholders’ Equity (GAAP)	$4,378,898	$3,921,289		$4,346,750		$4,363,053		$3,620,425
Less: Average Total Intangibles	(1,834,920)	(1,708,683)		(1,825,639)		(1,830,305)		(1,607,977)

(c) Average Tangible Equity (non-GAAP)	$2,543,978	$2,212,606		$2,521,111		$2,532,748		$2,012,448
Return on Average Tangible Equity (non-GAAP) [(a) / (b)] x 365 or 366 / (c)	14.95%	9.58%		17.20%		16.06%		9.28%

Selected Financial Ratios:		June 30 2021		June 30 2020		December 31 2020		March 31 2021
Loans & Leases, net of unearned income / Deposit Ratio		78.30%		90.44%		85.46%		81.16%
Allowance for Loan & Lease Losses/ Loans & Leases, net of unearned income		1.29%		1.20%		1.34%		1.33%
Allowance for Credit Losses (2)/ Loans & Leases, net of unearned income		1.41%		1.26%		1.45%		1.45%
Nonaccrual Loans / Loans & Leases, net of unearned income		0.24%		0.38%		0.36%		0.28%
90-Day Past Due Loans/ Loans & Leases, net of unearned income		0.08%		0.06%		0.08%		0.09%
Non-performing Loans/ Loans & Leases, net of unearned income		0.61%		0.87%		0.75%		0.67%
Non-performing Assets/ Total Assets		0.45%		0.71%		0.59%		0.50%
Primary Capital Ratio		16.89%		16.72%		17.22%		16.80%
Shareholders’ Equity Ratio		16.16%		16.00%		16.41%		16.03%
Price / Book Ratio		1.07	x	0.85	x	0.97	x	1.15	x
Price / Earnings Ratio		12.42	x	15.74	x	11.35	x	11.63	x

Note:

(2) Includes allowances for loan losses and lending-related commitments.

UNITED BANKSHARES, INC. AND SUBSIDIARIES Washington, D.C. and Charleston, WV Stock Symbol: UBSI (In Thousands Except for Per Share Data and Number of Loans Serviced)
	Three Months Ended			Six Months Ended
	June 2021	June 2020	March 2021	June 2021	June 2020
Mortgage Banking Segment Data:
Applications	$2,029,846	$2,189,008	$2,630,426	$4,660,272	$4,243,008
Loans originated	1,658,128	1,692,297	1,910,619	3,568,747	2,597,246
Loans sold	$1,877,772	$1,636,063	$1,817,884	$3,695,656	$2,429,455
Purchase money % of loans closed	69%	42%	43%	55%	44%
Realized gain on sales and fees as a % of loans sold	2.90%	2.49%	4.16%	3.52%	2.60%
Net interest income	$2,871	$2,246	$2,650	$5,521	$3,195
Other income	39,764	71,013	67,507	107,271	92,203
Other expense	36,390	35,261	41,183	77,573	56,018
Income taxes	1,280	6,946	5,940	7,220	7,219
Net income	$4,965	$31,052	$23,034	$27,999	$32,161

Period End Mortgage Banking Segment Data:		June 30 2021	June 30 2020	December 31 2020	March 31 2021
Locked pipeline		$660,258	$889,275	$989,640	$979,842
Balance of loans serviced		$3,674,023	$3,552,292	$3,587,953	$3,585,890
Number of loans serviced		25,526	25,609	25,614	25,443

		June 30 2021	June 30 2020	December 31 2020	March 31 2021
Asset Quality Data:
EOP Non-Accrual Loans		$41,182	$67,669	$62,718	$48,985
EOP 90-Day Past Due Loans		14,135	11,150	13,832	15,719
EOP Restructured Loans (1)		47,271	77,436	55,657	51,529

Total EOP Non-performing Loans		$102,588	$156,255	$132,207	$116,233
EOP Other Real Estate Owned		18,474	29,947	22,595	18,690

Total EOP Non-performing Assets		$121,062	$186,202	$154,802	$134,923

	Three Months Ended			Six Months Ended
Allowance for Loan Losses:	June 2021	June 2020	March 2021	June 2021	June 2020
Beginning Balance	$231,582	$154,923	$235,830	$235,830	$77,057
Cumulative Effect Adjustment for CECL	0	0	0	0	57,442

	231,582	154,923	235,830	235,830	134,499
Initial allowance for acquired PCD loans	0	18,635	0	0	18,635
Gross Charge-offs	(6,131)	(5,634)	(6,957)	(13,088)	(14,395)
Recoveries	910	1,290	2,415	3,325	3,363

Net Charge-offs	(5,221)	(4,344)	(4,542)	(9,763)	(11,032)
Provision for Loan & Lease Losses	(8,816)	45,907	294	(8,522)	73,019

Ending Balance	$217,545	$215,121	$231,582	$217,545	$215,121
Reserve for lending-related commitments	20,897	11,946	20,024	20,897	11,946

Allowance for Credit Losses (2)	$238,442	$227,067	$251,606	$238,442	$227,067

Notes:

(1)

Restructured loans with an aggregate balance of $32,471, $59,916, $41,185 and $38,023 at June 30, 2021, June 30, 2020, December 31, 2020 and March 31, 2021 respectively, were on nonaccrual status, but are not included in “EOP Non-Accrual Loans” above. A restructured loan with a balance of $46 thousand at June 30, 2021 was 90 days past due, but not included in “EOP Non-Accrual Loans” above.

(2)	Includes allowances for loan losses and lending-related commitments.

Second Quarter 2021 Earnings Review United Bankshares, Inc. July 23, 2021 Exhibit 99.2

Forward Looking Statements This presentation and statements made by United Bankshares, Inc. (“United”) and its management contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the “Merger”) between Community Bankers Trust Corporation (“Community”) and United, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) United’s and Community’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “will,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of United and Community and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of United and Community. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of United and Community may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of Community may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which United and Community are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competitive pressures on product pricing and services; (10) success, impact, and timing of United’s business strategies, including market acceptance of any new products or services; (11) disruption from the Merger making it more difficult to maintain relationships with employees, customers or other parties with whom United and Community have business relationships; (12) diversion of management time on Merger-related issues; (13) risks relating to the potential dilutive effect of the shares of United common stock to be issued in the Merger; (14) the reaction to the proposed transaction from the companies’ customers, employees and counterparties; (15) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between United and Community; (16) the outcome of any legal proceedings that may be instituted against United or Community; (17) changes in general economic, political, or industry conditions; (18) uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic on United, Community and the Merger; (19) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (20) volatility and disruptions in global capital and credit markets; (21) reform of LIBOR; and (22) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, those involving the OCC, Federal Reserve, FDIC, and CFPB. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Community’s and United’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available on the SEC's Internet site (http://www.sec.gov). United and Community caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to United or Community or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. United and Community do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. Additional Information About the Merger and Where to Find It This presentation shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of United and Community and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that United will file with the SEC in connection with the proposed Merger because it will contain important information about United, Community, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. Investors will be able to obtain all documents filed with the SEC by United free of charge at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by United will be available free of charge from the Corporate Secretary of United Bankshares, Inc., 514 Market Street, Parkersburg, West Virginia 26101, telephone (304) 424-8800 and any documents filed with the SEC by Community will be available free of charge from the Corporate Secretary of Community, 9954 Mayland Drive, Suite 2100, Richmond, Virginia 23233, telephone, (804) 934-9999. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing United’s website at www.ubsi-inc.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by accessing Community’s website at www.cbtrustcorp.com under the tab “SEC Filings” and then under the heading “Documents”. You are urged to read the proxy statement/prospectus carefully, once it becomes available, before making a decision concerning the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Transactions United, Community and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from United’s and Community’s shareholders in favor of the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the United and Community shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of United in its Annual Report on Form 10-K for the year ended December 31, 2020 and in its definitive proxy statement filed with the SEC on March 30, 2021. You can find information about Community’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2020 and in its definitive proxy statement filed with the SEC on April 23, 2021. You can obtain free copies of these documents from United, or Community using the contact information above. IMPORTANT INFORMATION

Achieved quarterly Net Income of $94.8 million and quarterly Diluted Earnings Per Share of $0.73 Generated Return on Average Assets of 1.41%, Return on Average Equity of 8.69%, and Return on Average Tangible Equity* of 14.95% Announced the signing of a definitive merger agreement to acquire Community Bankers Trust Corporation (ESXB) Financially attractive transaction that strategically connects UBSI’s Mid-Atlantic and Southeast footprint Quarterly dividend of $0.35 per share equates to a yield of 4.1% (based upon recent prices) Asset quality remains sound and Non-Performing Assets decreased 10.3% linked-quarter Strong expense control with an efficiency ratio of 55.72% Capital position remains robust and liquidity remains sound 2Q21 HIGHLIGHTS *Non-GAAP measure. Refer to appendix.

Linked-Quarter (LQ) Net Income was $94.8 million in 2Q21 compared to $106.9 million in 1Q21, with diluted EPS of $0.73 in 2Q21 compared to $0.83 in 1Q21. Net Interest Income decreased $4.4 million with PPP loan fee income accounting for $2.3 million of the decrease. Provision Expense decreased $9.0 million compared to 1Q21 driven by better performance trends within the loan portfolio and an improved future macroeconomic forecast under CECL. Noninterest Income decreased $29.7 million due primarily to a decrease of $28.5 million in income from mortgage banking activities. 2Q21 also included a decrease of $2.6 million in net gains on investment securities. Noninterest Expense decreased $10.0 million due primarily to employee compensation decreasing $3.9 million driven by lower commissions expense related to the decrease in mortgage banking activity. Additionally, OREO expense decreased $3.3 million LQ. EARNINGS SUMMARY

Strong profitability and expense control. 2Q20 was impacted by pre-tax merger-related expenses of $46.4 million and CECL ACL build. PERFORMANCE RATIOS *Non-GAAP measure. Refer to appendix.

Reported Net Interest Margin decreased from 3.30% to 3.14% LQ mainly due to growth in interest bearing cash and a decline in PPP fee income. Linked-quarter Net Interest Income was down $4.4 million, with PPP loan fee income down $2.3 million. Total remaining unamortized PPP fees (net of costs) were $22.6 million as of 6/30/21. Scheduled purchase accounting loan accretion is estimated at $9 million for the remainder of FY 2021 and $14 million for FY 2022 (not including the impact from the ESXB merger). NET INTEREST INCOME AND MARGIN

LOAN SUMMARY (EXCLUDES LOANS HELD FOR SALE)



Loans, EOP
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$18,033
$17,968
$17,623
$17,400
$16,922
2Q20
3Q20
4Q20
1Q21
2Q21

$ in millions



Non Owner Occupied CRE
Other 11%
Industrial 6%
Hospitality 10%
Special Purpose 9%
Multifamily 16%
Office 24%
Retail 24%

		2Q21	% of Total		LQ Change
Owner Occupied CRE	$	1,590	9.4%	$	(29)
Non Owner Occupied CRE	$	4,981	29.4%	$	69
Commercial	$	2,868	17.0%	$	(33)
Paycheck Protection Program	$	790	4.7%	$	(413)
Residential Real Estate	$	3,587	21.2%	$	(111)
Construction & Land Dev.	$	1,929	11.4%	$	42
Bankcard	$	8	0.0%	$	-
Consumer	$	1,169	6.9%	$	(4)
Total Gross Loans	$	16,922	100.0%	$	(478)

- Linked-Quarter loan balances decreased $478 million driven primarily by paydowns on PPP loans and declines in Residential Real Estate loans, while Revolving Line of Credit balances within Commercial loans were down for the quarter as well.
- Loan balances within the North Carolina & South Carolina markets are up ~9% annualized YTD (excluding PPP).
- Loan production (excluding PPP) was up ~36% LQ and pipelines are up ~53% over the past three months.
- Non Owner Occupied CRE to Total Risk Based Capital was ~225% at 2Q21. CRE portfolio remains diversified among underlying collateral types.
- Total purchase accounting-related fair value discount on loans is $73 million as of 6/30/21.
- Total COVID-19 loan deferrals have declined from $3.3 billion (~18% of total loans) at 6/30/20 to ~$67 million (<1% of total loans) as of 6/30/21.

7

End of Period Balances (000s) 3/31/21 6/30/21 Non-Accrual Loans $48,985 $41,182 90-Day Past Due Loans $15,719 $14,135 Restructured Loans $51,529 $47,271 Total Non-performing Loans $116,233 $102,588 Other Real Estate Owned $18,690 $18,474 Total Non-performing Assets $134,923 $121,062 Non-performing Loans / Loans 0.67% 0.61% Non-performing Assets / Total Assets 0.50% 0.45% Annualized Net Charge-offs / Average Loans 0.10% 0.12% Allowance for Loan & Lease Losses (ALLL) $231,582 $217,545 ALLL / Loans, net of earned income 1.33% 1.29% Allowance for Credit Losses (ACL) $251,606 $238,442 ACL / Loans, net of earned income 1.45% 1.41% NPAs decreased $13.9 million, or 10.3%, compared to 1Q21. ACL decreased $13.2 million LQ with the percentage of ACL/Loans declining from 1.45% to 1.41%. PPP loans are included within total loans in the ratio calculations shown above. United adopted CECL effective 01/01/20. CREDIT QUALITY

Diversified portfolio with strong underwriting practices and ongoing monitoring Portfolio Portfolio Balance ($ MM) % Total Loans Commercial Retail CRE 1,288 7.6% Hotels 762 4.5% Healthcare & Senior Living 269 1.6% Entertainment & Recreation 252 1.5% Restaurants 214 1.3% Energy (Direct & Indirect) 132 0.8% Consumer Residential Mortgage 2,442 14.4% Indirect Auto 1,140 6.7% Home Equity 412 2.4% Other Consumer 54 0.3% Total commercial deferrals have declined to $58 million (~0.4% of total commercial loans) as of 6/30/21. Retail CRE: Top 20 loans make up ~36% of the total balance. Average LTV for the top 20 is ~57%, and majority are anchored by nationally recognized essential businesses. Hotels: Top 20 loans make up ~40% of the total balance. Average LTV for the top 20 is ~56%. Of the remaining commercial deferrals, ~53% are related to the hospitality industry. As of 6/30/21, the allowance for the hotel portfolio was $24.2 million. Consumer deferrals total $9 million, or ~0.2% of total consumer loans as of 6/30/21. Weighted average FICO score for the consumer portfolio is ~747 (based on most recently available system data). Data as of 6/30/21. LTVs calculated using current balances with most recently available collateral values. SELECT LOAN PORTFOLIO DETAILS

PPP Loan Activity Originated over 13,500 loans for $1.8 billion since program inception in 2020 Maintained an “all hands on deck” approach in order to assist as many customers as possible Outstandings decreased $413 million in 2Q21 (new originations of $77 million and paydowns of $490 million) Remaining outstandings at 6/30/21: Over 7,500 loans totaling $790 million Average loan balance: $105,100 Median loan balance: $27,300 PPP Fees Recognized, net of costs ($ millions)* 2Q20 3Q20 4Q20 1Q21 2Q21 $4.48 $4.80 $6.98 $11.31 $9.02 *Remaining unamortized fees of $22.6 million at 6/30/21. PPP Loans Outstanding ($ millions) 2Q20 3Q20 4Q20 1Q21 2Q21 $1,265 $1,286 $1,182 $1,203 $790 PAYCHECK PROTECTION PROGRAM (PPP)

Strong core deposit base with 38% of deposits in Non Interest Bearing accounts. LQ deposits increased $171 million. Enviable deposit franchise with an attractive mix of both high growth MSA’s and stable, rural markets with a dominant market share position. Top 10 Deposit Markets by MSA (as of 6/30/20) MSA Total Deposits In Market ($000) Number of Branches Rank Washington, DC 9,469,606 63 6 Charleston, WV 1,250,516 8 2 Morgantown, WV 1,151,176 6 1 Charleston, SC 858,882 8 6 Myrtle Beach, SC 675,753 11 5 Parkersburg, WV 662,593 4 1 Charlotte, NC 537,482 10 14 Hagerstown, MD 473,909 6 4 Wheeling, WV 461,563 7 2 Beckley, WV 417,295 6 2 $ in millions Source: S&P Global Market Intelligence DEPOSIT SUMMARY

West Virginia #2 in the state (second only to Truist) with $5.3 billion in deposits. United ranks #1 or #2 in deposit market share within its top 5 largest markets in the state. United continues to build franchise value with an attractive mix of both high growth MSA’s and stable, rural markets with a dominant market share position. Further growth opportunities exist to expand our presence in some of the most desirable banking markets in the nation. These dynamics uniquely position our franchise and contribute to making United one of the most valuable banking companies in the Southeast and Mid-Atlantic. Washington D.C. MSA #1 regional bank (#6 overall) with $9.5 billion in deposits. United has increased deposit market share in the D.C. MSA from #15 in 2013 to #6 in 2020, with total deposits increasing from $2.1 billion to $9.5 billion. Virginia- #7 in the state with $7.5 billion (including VA deposits within the D.C. MSA). North Carolina #17 in the state with $1.9 billion. Select MSAs: #14 in Charlotte #26 in Raleigh #13 in Wilmington #11 in Greenville #1 in Washington #7 in Rocky Mount #11 in Fayetteville South Carolina #9 in the state with $2.0 billion. Select MSAs: #6 in Charleston #5 in Myrtle Beach #11 in Greenville #12 in Columbia ATTRACTIVE DEPOSIT MARKET SHARE POSITION Source: S&P Global Market Intelligence; Data as of 6/30/20

End of Period Ratios / Values 3/31/21 6/30/21** Common Equity Tier 1 Ratio 13.4% 13.7% Tier 1 Capital Ratio 13.4% 13.7% Total Risk Based Capital Ratio 15.7% 15.9% Leverage Ratio 10.4% 10.3% Total Equity to Total Assets 16.0% 16.2% *Tangible Equity to Tangible Assets (non-GAAP) 9.9% 10.1% Book Value Per Share $33.54 $34.01 *Tangible Book Value Per Share (non-GAAP) $19.38 $19.81 Capital ratios remain significantly above regulatory “Well Capitalized” levels and exceed all internal capital targets. United did not repurchase any common shares during 2Q21 as compared to 306,204 common shares for $10.0 million in 1Q21. As of 6/30/21, there were 3,033,796 shares available to be repurchased under the approved plan. *Non-GAAP measure. Refer to appendix. **Regulatory ratios are estimates as of the earnings release date. CAPITAL RATIOS AND PER SHARE DATA

Three Months Ended (000s) 3/31/21 6/30/21 Applications $2,630,426 $2,029,846 Loans Originated $1,910,619 $1,658,128 Loans Sold $1,817,884 $1,877,772 Purchase Money % 43% 69% Realized Gain on Sale Margin 4.16% 2.90% Locked Pipeline (EOP) $979,842 $660,258 Loans Held for Sale (EOP) $808,134 $576,827 Balance of Loans Serviced (EOP) $3,585,890 $3,674,023 Total Income $70,157 $42,635 Total Expense $41,183 $36,390 Income Before Tax $28,974 $6,245 Net Income After Tax $23,034 $4,965 Mortgage Banking Segment represents George Mason Mortgage and Crescent Mortgage Company. George Mason Mortgage, founded in 1980, is headquartered in the Washington D.C. MSA with 13 retail offices located throughout Virginia, Maryland, North Carolina, and South Carolina. Crescent Mortgage Company, founded in 1993, is headquartered in Atlanta, Georgia, and is primarily a correspondent/wholesale mortgage company approved to originate loans in 48 states partnering with community banks, credit unions and mortgage brokers. The quarterly net fair value impact on mortgage banking derivatives and loans held for sale was $(17.0) million in 2Q21 and $(11.5) million in 1Q21. MORTGAGE BANKING

Select guidance is being provided for 2021. Our outlook may change if the expectations for these items vary from current expectations. Loans & Deposits: Expect loan growth, excluding PPP loans and loans held for sale, to be in the low to mid single digits (annualized) in the second half of 2021. Pipelines continue to be strong, particularly in the North Carolina and South Carolina markets. Expect further decreases in the cost of interest bearing deposits in 2021. Net Interest Income: Expect net interest income, excluding PPP fees and loan purchase accounting accretion, to be up slightly LQ. Non Interest Income: Expect non interest income, excluding mortgage banking, to be up slightly LQ. Mortgage banking revenue will generally be subject to industry trends and the mix of portfolio versus secondary market originations. Non Interest Expense: Expect non interest expense, excluding mortgage segment and any merger-related expenses, to be up slightly LQ. Continue to focus on cost savings opportunities. Tax Rate: Estimated at approximately 20.5%. 2021 OUTLOOK

Excellent franchise with long-term growth prospects Current income opportunity with a dividend yield of 4.1% (based upon recent prices) High-performance bank with a low-risk profile Experienced management team with a proven track record of execution High level of insider ownership 47 consecutive years of dividend increases evidences United’s strong profitability, solid asset quality, and sound capital management over a very long period of time Attractive valuation with a current Price-to-Earnings Ratio of 12.6x (based upon median 2021 street consensus estimate of $2.70 per Bloomberg) INVESTMENT THESIS

ESXB MERGER- ANNOUNCED JUNE 3, 2021

ESXB Overview	• Headquarters: Richmond, VA • Founded: 1926 • Ticker: ESXB (NASDAQ) • Total Assets: $1.7 Billion [1]
Advancing Strategy	• Enhances density and scale in highly attractive markets throughout Virginia and Maryland • Adds to existing presence in Washington D.C. MSA • Expands footprint into the contiguous markets of Baltimore and Annapolis in Maryland, and Richmond, Lynchburg, and the Northern Neck of Virginia • Strategically connects UBSI's Mid-Atlantic and Southeast footprint
Financially Attractive Transaction	• EPS Accretive in 2022 and thereafter (~$0.06 EPS accretion [2]) • Immediately accretive to tangible book value per share (~0.3% TBVPS accretion) • Mid-teens IRR • Maintains "well-capitalized" regulatory capital ratios
Transaction Details	• Consideration Mix: 100% stock • Fixed Exchange Ratio: 0.3173 • Anticipated Closing: 4Q 2021 • Customary regulatory approvals and ESXB shareholder approval required

(1) As of March 31, 2021
(2) Assumes fully phased in cost save estimates

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ESXB MERGER- PRO FORMA FRANCHISE

Pro Forma Franchise Footprint


Pittsburgh
Philadelphia
Dayton
Cincinnati
Baltimore
Washington
Charleston
Charlottesville
Lynchburg
Richmond
Newport News
Norfolk
Hampton
Virginia Beach
Winston-Salem
Durham
Greensboro
Raleigh
Asheville
Charlotte
Fayetteville
Greenville
Columbia
Atlanta
Augusta
Savannah
UBSI
223 Locations
ESXB
26 Locations

~$29 Billion	**Total Assets**
~$19 Billion	**Net Loans**
~$23 Billion	**Total Deposits**
~$2.7 Billion	**Tangible Equity**

Source: S&P Global Market Intelligence

Note: Pro forma figures as of respective March 31, 2021 data; Locations include mortgage origination and servicing branches

18

Source:S&P Global Market Intelligence Closed 3Q 2011 Closed 1Q 2014 Closed 2Q 2016 Closed 2Q 2017 Closed 2Q 2020 Announced 2Q 2021 SUCCESSFUL ACQUISITIONS ADVANCING GROWTH AND ENHANCING FRANCHISE VALUE

APPENDIX

(dollars in thousands) 6/30/2020 9/30/2020 12/31/2020 3/31/2021 6/30/2021 (1) Return on Average Tangible Equity (A) Net Income (GAAP) $52,686 $103,784 $92,370 $106,898 $94,836 (B) Number of Days in the Quarter 91 92 92 90 91 Average Total Shareholders' Equity (GAAP) $3,921,289 $4,263,111 $4,319,252 $4,346,750 $4,378,898 Less: Average Total Intangibles (1,708,683) (1,826,057) (1,822,577) (1,825,639) (1,834,920) (C) Average Tangible Equity (non-GAAP) $2,212,606 $2,437,054 $2,496,675 $2,521,111 $2,543,978   Formula: [(A) / (B)]*365 (or 366 for leap year)   (C) Return on Average Tangible Equity (non-GAAP) 9.58% 9.58% 16.94% 14.72% 17.20% 14.95%                   RECONCILIATION OF NON-GAAP ITEMS

(dollars in thousands)   3/31/2021 6/30/2021     (2) Tangible Equity to Tangible Assets     Total Assets (GAAP) $ 27,030,755 $ 27,190,926   Less: Total Intangibles (GAAP) (1,829,495) (1,834,030)     Tangible Assets (non-GAAP) $ 25,201,260 $ 25,356,896         Total Shareholders' Equity (GAAP)   $ 4,332,698 $ 4,393,713     Less: Total Intangibles (GAAP)   (1,829,495) (1,834,030)   Tangible Equity (non-GAAP)   $ 2,503,203 $ 2,559,683   Tangible Equity to Tangible Assets (non-GAAP)   9.9% 10.1%           (3) Tangible Book Value Per Share:   Total Shareholders' Equity (GAAP) $ 4,332,698 $ 4,393,713   Less: Total Intangibles (GAAP) (1,829,495) (1,834,030)   Tangible Equity (non-GAAP) $ 2,503,203 $ 2,559,683   ÷ EOP Shares Outstanding (Net of Treasury Stock) 129,175,800 129,203,593   Tangible Book Value Per Share (non-GAAP) $19.38 $19.81             RECONCILIATION OF NON-GAAP ITEMS (CONT.)